UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52742 / November 7, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12014

In the Matter of   :
                                                  :   ORDER MAKING FINDINGS
NEXPUB, INC.   :   AND REVOKING REGISTRATION
                                                  :   OF SECURITIES BY DEFAULT
                                                  :

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 19, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).

        The Division of Enforcement (Division) has provided evidence that the OIP was properly served on the registered agent for NexPub, Inc. (NexPub), and on the State of Delaware, Secretary of State. The date of service in both instances was October 5, 2005. Under the terms of the OIP, NexPub's Answer was due within ten days after October 5, 2005. No Answer has been received.

        On October 24, 2005, I ordered NexPub to show cause why it should not be held in default. NexPub's response to the Show Cause Order was due by November 3, 2005, and no response has been received.

        Pursuant to Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice, NexPub is in default. Accordingly, I find the following allegations in the OIP to be true.

        NexPub, formerly known as PrintontheNet.com, is a defunct Delaware corporation, formerly based in Fort Lauderdale, Florida. NexPub's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. At all relevant times, NexPub was required pursuant to Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 to file, timely and in proper form, annual and quarterly reports with the Commission.

        NexPub is delinquent in making its required periodic filings with the Commission. It has not filed its annual reports for the years ended December 31, 2001, December 31, 2002,

December 31, 2003, and December 31, 2004. In addition, NexPub has not filed its quarterly reports for the period ended March 31, 2002, or for any subsequent period.

As a result of the foregoing, NexPub has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Accordingly, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the securities of NexPub that is registered pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of NexPub, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge